May 22, 1997

Darren DeStefano, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Stop 7-7
Washington, D.C. 20549

   Re: Kids Stuff, Inc. (the "Company")
       Form 8-A Registration Statement
       File No. 000-22357

Dear Mr. DeStefano:

         On April 8, 1997, the company filed a Registration Statement on Form 8-A with respect to securities to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. The Company has pending a 1933 Act registration on Form SB-2, registration No. 333-19423.

         Upon the filing of its Form 8-A Registration Statement, the Company requested an acceleration of its Form 8-A Registration Statement to become effective simultaneously with the effectiveness of its concurrent 1933 Act Registration Statement. At that time, the Company anticipated the completion of its public offering by April 30, 1997. Because of underwriting related compensation issues raised by the NASD the Company's public offering has been temporarily delayed.

Darren DeStefano, Attorney-Advisor
May 22, 1997
Page 2

         Accordingly, the Company hereby withdraws its Form 8-A registration, without prejudice to re-file at some appropriate time in the near future.

                                                  Very truly yours,


                                                  /S/ Michael T. Greif
                                                  ---------------------------
                                                  Michael T. Greif
                                                  Counsel for Kids Stuff, Inc.

cc:  Steven F. Wasserman, Esq.
       Counsel for VTR Capital, Inc.

     William L. Miller, Chief Executive Officer,
       Kids Stuff, Inc.